P.E. 1/23/02

0-21392

EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 23, 2002

Commission file number 0-21392

AMARIN CORPORATION PLC

(Exact name of Registrant as Specified in its Charter)

Exhibit Index Appears on Page 4

ENGLAND
(Jurisdiction of Incorporation or organization of Issuer)

7 Curzon Street
London W1J 5HG, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

Enclosures:

Material Events

(a) Amarin Corporation plc announces positive results of two separate Phase II studies examining the effects of LAX-101 and a LAX-101 prototype for the treatment of Huntington's disease.

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration Statement No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, and in the Registration Statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By: ______________________________
Richard A B Stewart
Chief Executive Officer

Date: January 23, 2002

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Index to Exhibits

Exhibit	Item	Sequentially Numbered Page
(a)	Material Event description- Amarin Corporation plc announces positive results of two separate Phase II studies examining the effects of LAX-101 and a LAX-101 prototype for the treatment of Huntington's disease.	5

Exhibit (a)

FOR IMMEDIATE RELEASE

Contacts:

Dr. Michael M. Wess
Vice President, Medical Affairs
Amarin Pharmaceuticals, Inc
Phone: 415-389-4763
Email: michael.wess@amarinpharma.com

Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2440
Email: rick.stewart@amarincorp.com

AMARIN ANNOUNCES POSITIVE RESULTS OF PHASE II STUDIES IN HUNTINGTON'S DISEASE

-LAX-101 and NPLs Demonstrate Benefit in the Treatment of Huntington's Disease in Separate Phase II Studies-

LONDON, United Kingdom, January 23rd, 2002 -- Amarin Corporation plc (NASDAQ: AMRN) ("Amarin") announced that positive results of two separate Phase II studies were published in the January 21st issue of NeuroReport. The studies examined the effects of LAX-101 (and a LAX-101 prototype), a novel and proprietary potential treatment for Huntington's disease (HD), individually and as part of a mix of neuroactive polyunsaturated lipids (NPLs).

LAX-101, a novel and proprietary compound that inhibits certain harmful enzymes including phospholipases and caspases, represents a new class of drugs sometimes referred to as NPLs. This class may function as "neuroprotectants" and appears to inhibit degradation of brain tissue by a variety of proposed mechanisms, including stabilization of the phospholipid components of cell membranes and mitochondria, cell structures that are important in cell regulation and brain function.

The first article details a six-month randomized, double-blind, placebo-controlled study of seven patients with advanced Huntington's disease (three received LAX-101, and four received placebo). Dr. Basant Puri, et al conducted the study at Hammersmith Hospital in London. After six months of treatment, all three patients receiving LAX-101 showed significant improvement on the orofacial component of the Unified Huntington's Disease Rating Scale (UHDRS), a commonly used measure of HD severity. All four patients receiving placebo demonstrated an expected worsening of their disease, as measured by the orofacial component of the UHDRS. This result represents a mean 34% improvement for the patients receiving LAX-101 versus a mean 23% decline for the patients receiving placebo. The study did not report on adverse events associated with the treatment.

In addition to the orofacial component, the total movement score of the UHDRS showed significant improvement in the LAX-101 patients compared to the patients receiving placebo (a mean 16% improvement for the LAX-101 group versus a mean 38% decline for the placebo group). These clinical data were further supported by brain MRI scans of four patients (two in each group). The MRI scans of two patients receiving LAX-101 each demonstrated a decrease in the size of the brain's central fluid-filled cavity, which correlates to an increase in overall brain size. The brain scans of two patients on placebo each showed a decrease in brain size, consistent with neurodegenerative progression in patients with Huntington's disease.

"These strikingly positive results, albeit in a small group of patients, demonstrate the significant potential clinical benefit of LAX-101 in the treatment of Huntington's disease," stated Rick Stewart, CEO of Amarin. "There are no approved treatments for this progressive, fatal neurodegenerative disease. If these results are confirmed in the ongoing Phase III study, LAX-101 will represent a breakthrough in the treatment of Huntington's disease. Enrolment in the Phase III trials finished in July 2001 and the study is expected to be completed by the end of this year." LAX-101 has received Orphan Drug designation in the U.S. and in Europe. Amarin licensed the U.S. marketing rights from U.K.-based Laxdale Ltd ("Laxdale").

The same issue of NeuroReport describes a second randomized, double-blind, placebo-controlled clinical study conducted by Dr. Vaddadi, et al. at Monash University, Melbourne, Australia, in which seventeen Huntington's disease patients were treated for nineteen to twenty months. This study, begun four years before the Hammersmith study, tested a LAX-101 prototype that contained a mix of neuroactive polyunsaturated lipids. Pre-clinical studies performed by Laxdale indicated that a LAX-101 prototype was a major active component of this mixture. LAX-101 was chosen for further development in the Hammersmith study as well as in the ongoing Phase III study. When the Hammersmith study results became available, the Monash study was halted on ethical grounds in order to offer treatment with LAX-101.

The Monash study provides further support for the potential of LAX-101 in the treatment of HD. On the UHDRS Motor sub-scale, one of the two primary end-points for this Phase II study, seven of eight patients on placebo deteriorated during the trial, whereas five of nine patients receiving active drug improved. The other primary measurement was the Rockland-Simpson Dyskinesia Rating Scale. In the placebo group, six of eight patients deteriorated, and in the active group, seven of nine improved. Results in other UHDRS endpoints showed positive trends but were not statistically significant. The study noted no serious treatment-related adverse events.

Huntington's disease is an autosomally-dominant inherited genetic disease currently diagnosed in approximately 30,000 patients in the U.S. The gene for HD causes the formation of abnormal proteins containing an excess number of the amino acid glutamine. This is due to multiple repeats in a segment of the DNA of afflicted patients. In the U.S. it is estimated that, in addition to the 30,000 patients with a clinical diagnosis of HD, there are roughly 70,000 individuals with the HD gene who are pre-symptomatic, who will eventually develop the disease. HD generally strikes patients during their peak earning potential years (30-50 years old), and patients with end-stage disease require continuous nursing care, often in institutions. As a result, the annual cost to the U.S. economy for HD has been estimated to be as high as $2.5 billion.

Amarin Corporation plc is a specialty pharmaceutical company focused on neurology and pain management. The company plans to become a leader in these therapeutic categories by providing innovative products and solutions that address significant unmet medical needs.

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Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2000 or 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update these statements.